                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For September 30, 2004


                       Distribution and Service D&S, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
                                    Quilicura
                                    Santiago
                                      Chile
                    ----------------------------------------
                    (Address of principal executive offices)


                             Form 20-F /x/ Form 40-F /_/

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes /_/ No /x/
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                                                    Santiago, September 29, 2004

Mr. Alejandro Ferreiro Yazigi
Superintendent
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449

SANTIAGO


       REF.: REPORT ON MATERIAL EVENT
             SECURITIES REGISTER NO. 0593
             ----------------------------


Dear Sir:

In compliance with the ninth article, second clause of article 10 of Law number
18.045 and paragraph 2.2 of Section II of the 30th General Rule and Regulation of your Commission, we hereby notify your office as a MATERIAL EVENT, that during the session that was held on the 29th of September , 2004, the Board of Directors of Distribucion y Servicio D&S ("D&S"), a listed corporation registered in the Registry of Securities of your Commission under the number 0593, agreed to call to an extraordinary shareholders meeting to be held on the 26th of October, 2004, at 11:00am, in the offices of D&S located in Avenida Eduardo Frei Montalva, number 8301, in the commune of Quilicura, Santiago, for the purpose of having the shareholders act on the following matters:

1. To approve an amendment of the Company's by-laws, which should include changing the number of shares of the Company,

2. To agree on the acquisition of the shares issued by the Company, as part of a settlement plan for company's employees (stock options), in accordance with articles 27, 27A, 27B, 27C, 27D, and other applicable articles of law 18.046 on corporations.

3. To approve the incorporation of transitory articles in the Company's by-laws, since the shareholders are required to carry out the agreements and amendments that the Board may agree upon; and

4. To adopt all the other agreements that are required in order to comply and carry out the agreements that may be approved by the Board.


Cordially yours,


ROPDRIGO CRUZ MATTA
Chief Executive Officer
DISTRIBUCION Y SERVICIO D&S S.A.

cc.      Bolsa de Comercio de Santiago
         Bolsa Electronica de Chile
         Bolsa de Valores de Valparaiso
         New York Stock Exchange (NYSE)
         Latibex - Bolsa de Madrid
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DISTRIBUCION Y SERVICIO D&S S.A.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.




                                      DISTRIBUCION Y SERVICIO D&S S.A.



                                      By: /s/ Miguel Nunez
                                          -----------------------
                                          Chief Financial Officer


Dated: September 30, 2004